Exhibit 99.1

IRREVOCABLE PROXY

I, Laurence Blickman (“Blickman”), individually, as trustee of and/or on behalf of the Blickman 2005 Family Trust, Laurence J. Blickman ’91 Trust, Laurence J. Blickman Defined Benefit Plan, and Blickman SEP Individual Retirement Account, and any other account or entity he, directly or indirectly, controls, in consideration of $10.00 and other good and valuable consideration received from Verify Me, Inc., a Nevada corporation (“VRME”), as to all shares of VRME common stock owned of record or beneficially by me now (the “Shares”), hereby revoke any previous proxies and irrevocably appoint the Board of Directors of VRME (the “Board”), effective from the date hereof, as my proxy with the power to appoint any substitute to represent and to vote (the Shares in connection with any annual, special or other meeting of, or consent or other vote of, VRME’s shareholders). This proxy shall expire at 11:59 pm New York, NY time 90 days from September 5, 2019. Notwithstanding this irrevocable proxy, VRME shall have no right to vote or consent with respect to (i) Shares which are publicly sold under Rule 144 under the Securities Act of 1933; (ii) Shares which are sold to an unaffiliated third party in a private offering; or (iii) any proposal with respect to a merger or consolidation, the sale of all or substantially all of VRME’s assets, the dissolution or winding up of VRME, any increase VRME’s capital stock or any proposal that disproportionately favors one or more shareholders or one or more classes of shareholders over other shareholders. The foregoing proxy given to the Board by me is irrevocable and coupled with an interest. I agree that this proxy is intended to comply with all applicable laws regarding the validity and enforceability of proxies created hereby. I shall from time to time use my commercially reasonable efforts, when requested by VRME, to ensure such compliance. During the period this irrevocable proxy remains in effect, I shall not vote any Shares then held by me on any matter including those covered by clause (iii) in the above paragraph and I shall not, directly or indirectly, assign my voting rights ( other than by virtue of selling any Shares) whether by proxy or otherwise with respect to those matters.

During the period that this irrevocable proxy is in effect, VRME agrees to cause its counsel at its sole cost to issue legal opinions under Rule 144 beginning September 7, 2019 to the effect that the Shares may be publicly sold without volume or other restrictions which apply to affiliates during the period that this irrevocable proxy is in effect and that following satisfactory evidence of sale, the restrictive legend may be removed. I understand that the Shares must be sold prior to the restrictive legend being removed from the certificates and the stock transfer records. VRME agrees that it shall expeditiously issue any instructions to the stock transfer agent and if there is any delay in its counsel issuing its legal opinions or if such counsel fails to issue such opinions it shall cause its stock transfer agent to accept opinions of counsel submitted by me and will reimburse me for the reasonable cost of such opinion.

Dated: September 5, 2019	/s/ Laurence Blickman
Laurence Blickman, individually and in the capacities listed above